                                                    FILE NO. 333-95329
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.      Exact name of Trust:         NUVEEN TAX-FREE UNIT TRUST, SERIES 1148

B.      Name of Depositor:           JOHN NUVEEN & CO. INCORPORATED

C.      Complete address of Depositor's principal executive offices:

                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

D.      Name and complete address of agents for service:

                                     JOHN NUVEEN & CO. INCORPORATED
                                     Attn: Alan G. Berkshire
                                     333 West Wacker Drive
                                     Chicago, Illinois 60606

                                     CHAPMAN AND CUTLER
                                     Attn: Eric F. Fess
                                     111 West Monroe Street
                                     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on February 10, 2000 pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on February 10, 2000 pursuant to paragraph (a) of rule 485 or 486

E.      Title of securities being registered: Units of undivided fractional beneficial interest.

F.      Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/     Check box if it is proposed that this filing will become effective on February 10, 2000 at 1:30 P.M. pursuant to Rule 487.

A

[LOGO]


                                Nuveen National


Insured Trust 423



                                                              CUSIP NUMBERS:
                                                              MONTHLY:                67067W 132
                                                              QUARTERLY:              67067W 140
                                                              SEMI-ANNUALLY:          67067W 157


Prospectus Part A dated February 10, 2000
--------------------------------------------------------------------------------

Overview


Nuveen National Insured Trust 423 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1148. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    6 Volume Incentives
 2 The Trust                                                 7 Purchase Programs
 2 Investment Objectives                                     7 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    National Insured Trust 423 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of States, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, to the extent indicated in "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal income tax and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 9 obligations issued by entities located in 7 states and one obligation issued by an entity located in the District of Columbia. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Education Revenue                                           20.0%
    2                          General Obligation                                          20.0
    1                          Bridge and Toll Road Revenue                                10.0
    1                          Dedicated-Tax Supported Revenue                             10.0
    1                          Health Care Facility Revenue                                10.0
    1                          Power Revenue                                               10.0
    1                          Transportation                                              10.0
    1                          Water and/or Sewer Revenue                                  10.0


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, FEBRUARY 9, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $ 10,000,000
Number of Units.............................................       100,000
Fractional Undivided Interest in Trust Per Unit.............     1/100,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  9,102,310
    Divided by Number of Units..............................  $      91.02
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.69
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      95.96
Redemption Price Per Unit (exclusive of accrued interest)...  $      90.87
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      91.27
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.09
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.69
Average Maturity of Bonds in the Trust(3)...................    28.7 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.5425     $ 5.5425          $ 5.5425
    Less Estimated Annual Expense...........................    $ .1990      $ .1670           $ .1480
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.3435     $ 5.3755          $ 5.3945
Daily Rate of Accrual Per Unit..............................   $ .01484     $ .01493          $ .01498
ESTIMATED CURRENT RETURN(6).................................       5.57%        5.60%             5.62%
ESTIMATED LONG TERM RETURN(6)...............................       5.69%        5.72%             5.74%
Trustee's Annual Fees(7)....................................   $ 1.5660     $ 1.2460          $ 1.0560



Date of Deposit............................................................................February 10, 2000
Settlement Date............................................................................February 15, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      3/1        5/1        8/1       11/1
Distribution Date..........................................     3/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .3116(1)  ----  $.4452 every month  ----       $5.3435
Quarterly Distribution Plan................................  $ .3116(1) $ .8958(2) $1.3437    $1.3437         $5.3755
Semi-Annual Distribution Plan..............................  $ .3116(1) $ .8988(3)            $2.6964         $5.3945
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.


    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.


                                   TAX STATUS

    For a discussion of the tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

        3. Sales charge discounts are no longer available for quantity purchases of 50,000 or more Units (or $5,000,000). The last available breakpoint is now for purchases of 25,000 or more Units (or $2,500,000).

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, FEBRUARY 10, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$ 1,000,000      Houston County Health Care Authority, Alabama, Series     2009 at 101        AAA        Aaa      $ 1,000,000
                   2000 Bonds, 6.25% Due 10/1/30.
  1,000,000      District of Columbia, Revenue Bonds (The Catholic         2009 at 101        AAA        Aaa          921,080
                   University of America Project), Series 1999, 5.625%
                   Due 10/1/29.
  1,000,000      City of Chicago (Illinois), General Obligation Bonds,     2009 at 101        AAA        Aaa          896,660
                   Project and Refunding Series 1999A, 5.375% Due
                   1/1/24.
  1,000,000      City of Chicago (Illinois), Chicago Midway Airport,       2009 at 101        AAA        Aaa          816,080
                   Revenue Bonds, Series 1998B, 5.00% Due 1/1/35.
  1,000,000      Board of Supervisors of Louisiana State University        2010 at 101        AAA        Aaa        1,017,500
                   and Agricultural and Mechanical College, Revenue
                   Bonds (Louisiana State University Health Sciences
                   Center Projects), Series 2000, 6.375% Due 5/1/31.
  1,000,000      Massachusetts Turnpike Authority, Metropolitan            2009 at 101        AAA        Aaa          871,750
                   Highway System Revenue Bonds, 1999 Series A
                   (Subordinated), 5.25% Due 1/1/29.
  1,000,000      The City of New York (New York), General Obligation       2009 at 101        AAA        Aaa          846,160
                   Bonds, Fiscal 1999 Series I, 5.00% Due 4/15/24.
  1,000,000      City of Austin, Texas, Hotel Occupancy Tax                2009 at 100        AAA        Aaa          952,360
                   Subordinate Lien Revenue Refunding Bonds, Series
                   1999, 5.80% Due 11/15/29.
  1,000,000      The City of Seattle, Washington, Water System Revenue     2009 at 100        AAA        Aaa          885,790
                   Bonds, 1999, 5.375% Due 3/1/29.
  1,000,000      Public Utility District No. 1 of Snohomish County,        2009 at 101        AAA        Aaa          894,930
                   Washington, Electric System Revenue and Refunding
                   Bonds, Series 1999, 5.375% Due 12/1/24.
-----------                                                                                                       -----------
$10,000,000                                                                                                       $ 9,102,310
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into on February 9, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
National Insured Trust 423...............................  $ 9,083,918       $ 18,392            $554,250       $9,062,310



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                STATEMENT OF CONDITION, AS OF FEBRUARY 10, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 9,102,310
Accrued interest to February 10, 2000 on underlying
  bonds(1)..................................................      128,804
Cash in Portfolio...........................................       25,000
                                                              -----------
            Total...........................................  $ 9,256,114
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to February 10, 2000 on underlying
     bonds(4)...............................................  $   128,804
    Reimbursement of Sponsor for organization costs(3)......       25,000
                                                              -----------
            Total...........................................  $   153,804
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (100,000)
      Cost to investors(5)..................................  $ 9,596,261
        Less: Gross underwriting commission(6)..............      468,951
        Less: Organization costs(3).........................  $    25,000
                                                              -----------
    Net amount applicable to investors......................  $ 9,102,310
                                                              -----------
            Total...........................................  $ 9,256,114
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NATIONAL INSURED TRUST 423:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of National Insured Trust 423 (contained in Nuveen Tax-Free Unit Trust,
Series 1148), as of February 10, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of National Insured Trust 423 as of February 10, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
February 10, 2000

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                                Nuveen National


Insured Trust 423



                              PROSPECTUS -- PART A
                               FEBRUARY 10, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                 Nuveen Florida


Insured Trust 289



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67068C 168
                                                              QUARTERLY:             67068C 176
                                                              SEMI-ANNUALLY:         67068C 184


Prospectus Part A dated February 10, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Florida Insured Trust 289 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1148. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal income tax and Florida intangibles tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 7 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Florida Insured Trust 289 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Florida, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Florida intangibles tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal income tax and Florida intangibles tax, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in Florida. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    3                          Water and/or Sewer Revenue                                  42.8%
    2                          Municipal Lease Revenue                                     28.6
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Education Revenue                                           14.3


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, FEBRUARY 9, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  3,500,000
Number of Units.............................................        35,000
Fractional Undivided Interest in Trust Per Unit.............      1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  3,161,020
    Divided by Number of Units..............................  $      90.31
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.65
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      95.21
Redemption Price Per Unit (exclusive of accrued interest)...  $      90.16
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      90.56
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.05
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.65
Average Maturity of Bonds in the Trust(3)...................    28.1 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3929     $ 5.3929          $ 5.3929
    Less Estimated Annual Expense...........................    $ .2214      $ .1894           $ .1704
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.1715     $ 5.2035          $ 5.2225
Daily Rate of Accrual Per Unit..............................   $ .01436     $ .01445          $ .01450
ESTIMATED CURRENT RETURN(6).................................       5.43%        5.47%             5.49%
ESTIMATED LONG TERM RETURN(6)...............................       5.56%        5.59%             5.61%
Trustee's Annual Fees(7)....................................   $ 1.6439     $ 1.3239          $ 1.1339



Date of Deposit............................................................................February 10, 2000
Settlement Date............................................................................February 15, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      3/1        5/1        8/1       11/1
Distribution Date..........................................     3/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .3015(1)  ----  $.4308 every month  ----       $5.1715
Quarterly Distribution Plan................................  $ .3015(1) $ .8670(2) $1.3005    $1.3005         $5.2035
Semi-Annual Distribution Plan..............................  $ .3015(1) $ .8700(3)            $2.6100         $5.2225
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. In addition, the Trust is considered to be concentrated in bonds of Municipal Lease Revenue Issuers whose revenues are subject to certain risks including the lack of annual budget appropriations of the leasing governmental entity.


    The Trust is concentrated in the bonds of issuers located in the State of Florida. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Florida is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State continues to be dependent on the construction and construction related manufacturing industries. These industries tend to be highly cyclical and there is no assurance that Florida's rapid population growth, which drove these industries in the past, will continue. Tourism is also one of the State's most important industries. Because many international travelers visit Florida, an increase in the value of the U.S. dollar adversely affects this industry. Moreover, Florida could be impacted by problems in the agricultural sector, including crop failures, severe weather conditions or other agricultural-related problems, particularly with regard to the citrus and sugar industries.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    The State maintains a bond rating of Aa2, AA+ and AA from Moody's, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue resource from which such series derives funds for repayment.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist solely of interest-bearing obligations issued by or on behalf of the State of Florida, its political subdivisions and authorities or by the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa, or the Northern Mariana Islands (the "Florida Bonds").

    In the opinion of Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., special counsel for the Trust for Florida tax matters, under existing law:

    For Florida state income tax purposes, the Trust will not be subject to the Florida income tax imposed by the Florida Code so long as the Trust has no income subject to federal taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Because Florida does not impose an income tax on individuals, non-corporate Unitholders will not be subject to any Florida income tax on income realized by the Trust. Each corporate Unitholder will be subject to Florida income taxation on its share of the income realized by the Trust notwithstanding the tax exempt status of the interest received from any bonds under Section 103(a) of the Internal Revenue Code of 1986 or any other federal law, unless the interest income constitutes nonbusiness income. Nevertheless, any corporate Unitholder that has its commercial domicile in Florida will be taxable under the Florida Code on its share of the Trust income which constitutes nonbusiness income.

    Trust Units will be subject to Florida estate tax only if owned by Florida residents, certain natural persons not domiciled in Florida, or certain natural persons not residents of the United States. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Florida Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Because Bonds issued by the State of Florida or its political subdivisions or by the Commonwealth of Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Mariana Islands are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes, as amended, the Trust will not be subject to Florida intangible personal property tax. In addition, the Unitholders will not be subject to Florida intangible personal property tax on the Units.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates,
    (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

        3. Sales charge discounts are no longer available for quantity purchases of 50,000 or more Units (or $5,000,000). The last available breakpoint is now for purchases of 25,000 or more Units (or $2,500,000).

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, FEBRUARY 10, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   500,000      Town of Jupiter Island, Florida, Utility System           2008 at 101        AAA        Aaa      $   421,190
                   Revenue Bonds, Series 1998 (South Martin Regional
                   Utility), 5.00% Due 10/1/28.
    500,000      Miami-Dade County, Florida Educational Facilities         2010 at 101        AAA        Aaa          482,840
                   Authority, Revenue Bonds, Series A (University of
                   Miami FY2000 Issue), 5.75% Due 4/1/29.
    500,000      The School Board of Miami-Dade County, Florida,           2008 at 101        AAA        Aaa          424,770
                   Certificates of Participation, Series 1998C
                   (Refunding), 5.00% Due 8/1/25.
    500,000      Miami-Dade County, Florida, Subordinate Special           2008 at 102        AAA        Aaa          412,905
                   Obligation Bonds, Series 1997B, 5.00% Due 10/1/37.
    500,000    * The School Board of Osceola County, Florida (Four         2010 at 101        AAA        Aaa          498,125
                   Corners Charter School Project), Certificates of
                   Participation, Series 2000 A, 6.00% Due 8/1/24.
                   (When issued.)
    500,000      City of Palm Bay, Florida, Utility System Capital         2008 at 101        AAA        Aaa          421,190
                   Improvement Revenue Bonds, Series 1998, 5.00% Due
                   10/1/28.
    500,000      St. Lucie West Services District (Port St. Lucie,         2010 at 102        AAA        Aaa          500,000
                   Florida), Utility Revenue Bonds, Series 2000
                   (Senior Lien), 6.00% Due 10/1/22. (When issued.)
-----------                                                                                                       -----------
$ 3,500,000                                                                                                       $ 3,161,020
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is February 16, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from February 4, 2000 to February 8, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Florida Insured Trust 289................................  $ 3,146,634       $ 14,386            $188,750       $3,147,020



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .40%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                STATEMENT OF CONDITION, AS OF FEBRUARY 10, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 3,161,020
Accrued interest to February 10, 2000 on underlying
  bonds(1)..................................................       36,906
Cash in Portfolio...........................................        8,750
                                                              -----------
            Total...........................................  $ 3,206,676
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to February 10, 2000 on underlying
     bonds(4)...............................................  $    36,906
    Reimbursement of Sponsor for organization costs(3)......        8,750
                                                              -----------
            Total...........................................  $    45,656
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (35,000)
      Cost to investors(5)..................................  $ 3,332,626
        Less: Gross underwriting commission(6)..............      162,856
        Less: Organization costs(3).........................  $     8,750
                                                              -----------
    Net amount applicable to investors......................  $ 3,161,020
                                                              -----------
            Total...........................................  $ 3,206,676
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF FLORIDA INSURED TRUST 289:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Florida Insured Trust 289 (contained in Nuveen Tax-Free Unit Trust,
Series 1148), as of February 10, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Florida Insured Trust 289 as of February 10, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
February 10, 2000

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                                 Nuveen Florida


Insured Trust 289



                              PROSPECTUS -- PART A
                               FEBRUARY 10, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                               Nuveen New Jersey


Insured Trust 254



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67067F 311
                                                              QUARTERLY:             67067F 329
                                                              SEMI-ANNUALLY:         67067F 337


Prospectus Part A dated February 10, 2000
--------------------------------------------------------------------------------

Overview


Nuveen New Jersey Insured Trust 254 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1148. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal and New Jersey income tax and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 7 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    New Jersey Insured Trust 254 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New Jersey, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New Jersey income tax, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 7 obligations issued by entities located in New Jersey. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          General Obligation                                          28.5%
    2                          Municipal Lease Revenue                                     28.3
    1                          Health Care Facility Revenue                                14.6
    1                          Bridge and Toll Road Revenue                                14.3
    1                          Education Revenue                                           14.3


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, FEBRUARY 9, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  3,500,000
Number of Units.............................................        35,000
Fractional Undivided Interest in Trust Per Unit.............      1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  3,314,123
    Divided by Number of Units..............................  $      94.69
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.88
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      99.82
Redemption Price Per Unit (exclusive of accrued interest)...  $      94.55
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      94.94
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.27
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.88
Average Maturity of Bonds in the Trust(3)...................    26.4 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.6207     $ 5.6207          $ 5.6207
    Less Estimated Annual Expense...........................    $ .2221      $ .1901           $ .1711
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.3986     $ 5.4306          $ 5.4496
Daily Rate of Accrual Per Unit..............................   $ .01499     $ .01508          $ .01513
ESTIMATED CURRENT RETURN(6).................................       5.41%        5.44%             5.46%
ESTIMATED LONG TERM RETURN(6)...............................       5.47%        5.50%             5.52%
Trustee's Annual Fees(7)....................................   $ 1.6505     $ 1.3305          $ 1.1405



Date of Deposit............................................................................February 10, 2000
Settlement Date............................................................................February 15, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR A PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT AND SUCH DELIVERY DATE WILL BE TREATED AS A RETURN OF PRINCIPAL RATHER THAN AS TAX-EXEMPT INCOME. THE AMOUNT OF ANY SUCH RETURN OF PRINCIPAL IS NOT INCLUDED IN THE ANNUAL INTEREST INCOME SHOWN ABOVE. FOR THE TRUST, THE FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN OF PRINCIPAL TO UNITHOLDERS WHO PURCHASE ON THE DATE OF DEPOSIT, AND THE ESTIMATED CURRENT RETURN UNDER THE MONTHLY DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY FROM THAT SET FORTH ABOVE (SEE "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" IN PART B OF THIS PROSPECTUS AND THE "SCHEDULE OF INVESTMENTS"). THE ESTIMATED CURRENT RETURN AFTER THE FIRST YEAR WILL ALSO BE HIGHER UNDER THE QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:


                                                                                               ESTIMATED CURRENT
                                                  LATEST SCHEDULED         PER UNIT                    RETURN
                                                   DELIVERY DATE         RETURN OF PRINCIPAL   AFTER THE FIRST YEAR
                                              ------------------------   -------------------   -----------------------
NEW JERSEY INSURED TRUST....................     FEBRUARY 18, 2000             $  .01                    5.42%



(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.08 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      3/1        5/1        8/1       11/1
Distribution Date..........................................     3/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .3152(1)  ----  $.4503 every month  ----       $5.4054
Quarterly Distribution Plan................................  $ .3152(1) $ .9060(2) $1.3590    $1.3590         $5.4374
Semi-Annual Distribution Plan..............................  $ .3152(1) $ .9090(3)            $2.7270         $5.4564
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Municipal Lease Revenue Issuers whose revenues are subject to certain risks including the lack of annual budget appropriations of the leasing governmental entity.


    The Trust is concentrated in the bonds of issuers located in the State of New Jersey. Such concentration may expose Unitholders to additional risks. The financial condition of the State of New Jersey is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AA+" by Standard and Poor's and "Aa1" by Moody's.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of New Jersey and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands (the "New Jersey Bonds").

    In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Trust for New Jersey tax matters, under existing law:

        The Trust will be recognized as a Trust and not an association taxable as a corporation. The Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

        With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the Trust will be treated as the income of such Unitholders under the New Jersey Gross Income Tax. Interest on the underlying New Jersey Bonds which is exempt from tax under the New Jersey Gross Income Tax Law when received by the Trust will retain its status as tax-exempt interest when distributed to the Unitholders.

        A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the Trust disposes of a New Jersey Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

        Units of the Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

        If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Bonds by the Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

        3. Sales charge discounts are no longer available for quantity purchases of 50,000 or more Units (or $5,000,000). The last available breakpoint is now for purchases of 25,000 or more Units (or $2,500,000).

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, FEBRUARY 10, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   500,000      New Jersey Educational Facilities Authority, Revenue     2009 at 100.5       AAA        Aaa      $   484,805
                   Bonds, Ramapo College of New Jersey Issue, Series
                   1999 E, 5.75% Due 7/1/29.
    510,000      New Jersey Health Care Facilities Financing               2009 at 101        AAA        Aaa          446,041
                   Authority, Revenue Bonds, Meridian Health System
                   Obligated Group Issue, Series 1999, 5.25% Due
                   7/1/29.
    500,000      Delaware River Port Authority (New Jersey), Revenue       2010 at 100        AAA        Aaa          485,555
                   Bonds, Series of 1999 5.75% Due 1/1/26.
    500,000    * The Board of Education of the Township of Mantua, In      2009 at 100        AAA        Aaa          486,250
                   the County of Gloucester, New Jersey, School Bonds,
                   Series 2000, 5.70% Due 3/1/20. (General Obligation
                   Bonds.) (When issued.)
    500,000      The Board of Education of the Borough of Metuchen in      2008 at 100        AAA        Aaa          441,455
                   the County of Middlesex, New Jersey, School Bonds,
                   5.20% Due 9/15/27. (General Obligation Bonds.)
    500,000      The Board of Education of the Township of North           2010 at 101        AAA        Aaa          507,315
                   Bergen in the County of Hudson, New Jersey,
                   Certificates Of Participation (Bank Qualified),
                   6.125% Due 12/15/22. (When issued.)
    490,000      The Board of Education of the Township of West Orange     2009 at 101        AAA        Aaa          462,702
                   in the County of Essex, New Jersey, Certificates of
                   Participation, 5.625% Due 10/1/29.
-----------                                                                                                       -----------
$ 3,500,000                                                                                                       $ 3,314,123
===========                                                                                                       ===========



* These bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is February 18, 2000. Contracts relating to bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 14% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)

------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from January 20, 2000 to February 9, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
New Jersey Insured Trust 254.............................  $ 3,299,677       $ 14,446            $196,963       $3,300,623



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .39%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                STATEMENT OF CONDITION, AS OF FEBRUARY 10, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 3,314,123
Accrued interest to February 10, 2000 on underlying
  bonds(1)..................................................       37,307
Cash in Portfolio...........................................        8,750
                                                              -----------
            Total...........................................  $ 3,360,180
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to February 10, 2000 on underlying
     bonds(4)...............................................  $    37,307
    Reimbursement of Sponsor for organization costs(3)......        8,750
                                                              -----------
            Total...........................................  $    46,057
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (35,000)
      Cost to investors(5)..................................  $ 3,493,617
        Less: Gross underwriting commission(6)..............      170,744
        Less: Organization costs(3).........................  $     8,750
                                                              -----------
    Net amount applicable to investors......................  $ 3,314,123
                                                              -----------
            Total...........................................  $ 3,360,180
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW JERSEY INSURED TRUST 254:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New Jersey Insured Trust 254 (contained in Nuveen Tax-Free Unit Trust,
Series 1148), as of February 10, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New Jersey Insured Trust 254 as of February 10, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
February 10, 2000

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                               Nuveen New Jersey


Insured Trust 254



                              PROSPECTUS -- PART A
                               FEBRUARY 10, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

A

[LOGO]


                                  Nuveen Ohio


Insured Trust 172



                                                              CUSIP NUMBERS:
                                                              MONTHLY:               67102M 552
                                                              QUARTERLY:             67102M 560
                                                              SEMI-ANNUALLY:         67102M 578


Prospectus Part A dated February 10, 2000
--------------------------------------------------------------------------------

Overview


Nuveen Ohio Insured Trust 172 (the "Trust") is a series of the Nuveen Tax-Free Unit Trust, Series 1148. The Trust is a unit investment trust consisting of a portfolio of bonds and seeks to provide income exempt from Federal income taxes and Ohio state and local income taxes and to conserve capital.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUSTS PROSPECTUS WHICH IS DATED SEPTEMBER 1, 1998. ADDITIONAL INFORMATION ABOUT THE TRUST MAY BE FOUND IN THE INFORMATION SUPPLEMENT WHICH CAN BE OBTAINED FROM THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413; (800) 257-8787.


 Contents
 1 Overview                                                  6 Tax Status
 2 Trust Summary and Financial Highlights                    7 Volume Incentives
 2 The Trust                                                 7 Purchase Programs
 2 Investment Objectives                                     8 Organization Expenses
 2 The Portfolio                                             9 Schedule of Investments
 3 Essential Information                                     10 Statement of Condition
 5 Interest Distributions                                    11 Report of Independent Public Accountants
 5 Risk Factors


NOT FDIC                  MAY LOSE VALUE
INSURED                   NO BANK GUARANTEE

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                     TRUST SUMMARY AND FINANCIAL HIGHLIGHTS

THE TRUST


    Ohio Insured Trust 172 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Ohio, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income taxes and Ohio state and local income taxes, to the extent indicated below.


INVESTMENT OBJECTIVES

    The objectives of the Trust are income exempt from Federal income taxes and Ohio state and local income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

THE PORTFOLIO


    The Portfolio of the Trust consists of 8 obligations issued by entities located in Ohio. The bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the bonds are divided as follows:



NUMBER OF                                                                               PORTFOLIO
 ISSUES                        PURPOSE OF ISSUE                                         PERCENTAGE
---------                      ----------------                                         ----------
    2                          Health Care Facility Revenue                                28.5%
    2                          General Obligation                                          24.0
    2                          Education Revenue                                           18.9
    1                          Dedicated-Tax Supported Revenue                             14.3
    1                          Power Revenue                                               14.3


    All of the bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the bonds in the Trust have received a rating of "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's. Insurance does not guarantee the market value of the bonds or of Trust Units.

ESSENTIAL INFORMATION, ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, FEBRUARY 9, 2000


Sponsor and Evaluator....... John Nuveen & Co. Incorporated
Trustee........................... The Chase Manhattan Bank

                  -------------------------------------------


Principal Amount of Bonds in Trust..........................  $  1,750,000
Number of Units.............................................        17,500
Fractional Undivided Interest in Trust Per Unit.............      1/17,500
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust..............  $  1,584,017
    Divided by Number of Units..............................  $      90.52
    Plus Sales Charge 4.9% (5.152% of the Aggregate Offering
     Price of the Bonds per Unit)...........................  $       4.66
    Plus Maximum Organization Costs Per Unit(1).............  $     .25000
    Public Offering Price Per Unit(2).......................  $      95.43
Redemption Price Per Unit (exclusive of accrued interest)...  $      90.39
Sponsor's Initial Repurchase Price Per Unit (exclusive of
  accrued interest).........................................  $      90.77
Excess of Public Offering Price Per Unit over Redemption
  Price Per Unit............................................  $       5.04
Excess of Public Offering Price Per Unit over Sponsor's
  Repurchase Price Per Unit.................................  $       4.66
Average Maturity of Bonds in the Trust(3)...................    26.7 years


The income, expense and distribution data set forth below have been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


                                                               MONTHLY     QUARTERLY        SEMI-ANNUAL
                                                              ---------    ----------       ------------
Calculation of Estimated Net Annual Interest Income Per Unit
    Annual Interest Income(4)...............................   $ 5.3846     $ 5.3846          $ 5.3846
    Less Estimated Annual Expense...........................    $ .2398      $ .2078           $ .1888
                                                              ---------    ---------        ----------
    Estimated Net Annual Interest Income(5).................   $ 5.1448     $ 5.1768          $ 5.1958
Daily Rate of Accrual Per Unit..............................   $ .01429     $ .01438          $ .01443
ESTIMATED CURRENT RETURN(6).................................       5.39%        5.42%             5.44%
ESTIMATED LONG TERM RETURN(6)...............................       5.55%        5.58%             5.60%
Trustee's Annual Fees(7)....................................   $ 1.6028     $ 1.2828          $ 1.0928



Date of Deposit............................................................................February 10, 2000
Settlement Date............................................................................February 15, 2000
Mandatory Termination Date..............................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust.............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee(8)................................$0.17 per $1,000 principal amount of Bonds

NOTES TO ESSENTIAL INFORMATION:


(1) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.



(2) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.) The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier time at which the New York Stock Exchange closes. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(3) The Average Maturity of bonds in the Trust is calculated based upon the stated maturities of the bonds in the Trust (or, with respect to bonds for which funds or securities have been placed in escrow to redeem such bonds on a stated call date, based upon such call date). The Average Maturity of bonds in the Trust may increase or decrease from time to time as bonds mature or are called or sold.

(4) Assumes delivery of all bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" bonds, Stripped Obligations or other original issue discount bonds. (See "SUMMARY OF PORTFOLIOS" in Part B of this Prospectus.)

(5) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(6) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(7) Each Trustee annual fee is per $1,000 principal amount of the underlying bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(8) The Sponsor's Annual Evaluation Fee may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase, after the date hereof, in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent" or if such index no longer exists, a comparable index. The consent or concurrence of any Unitholder shall not be required for any such adjustment or increase.

                             INTEREST DISTRIBUTIONS

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                               NORMAL
                                                                                                            DISTRIBUTIONS
                                                                                 2000                         PER YEAR
---------------------------------------------------------------------------------------------------------   -------------
Record Date*...............................................      3/1        5/1        8/1       11/1
Distribution Date..........................................     3/15       5/15       8/15      11/15
-------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan..................................  $ .3000(1)  ----  $.4287 every month  ----       $5.1448
Quarterly Distribution Plan................................  $ .3000(1) $ .8628(2) $1.2942    $1.2942         $5.1768
Semi-Annual Distribution Plan..............................  $ .3000(1) $ .8658(3)            $2.5974         $5.1958
-------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and
   November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.
(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.

(2) The second distribution under the quarterly distribution plan represents a 2-month distribution; subsequent quarterly distributions will be regular 3-month distributions.


(3) The second distribution under the semi-annual distribution plan represents a 2-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                  RISK FACTORS

    Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, the Trust should only represent a portion of your overall portfolio and you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years. There is no guarantee that the Trust will achieve its investment objective.

    MARKET RISK: the risk that the market value of a bond or the Trust may change rapidly and unpredictably, causing the bond or the Trust to be worth less than its original price. Volatility in the market price of the bonds in the Trust changes the value of the Units of the Trust. Market value may be affected by a variety of factors including, among others, changes in the perceptions about the issuers, changes in interest rates or inflation, changes in the ratings of the issuers or changes in the financial condition of the issuers of the bonds. Because the Trust is not managed, bonds in the Trust will generally not be sold in response to market fluctuations, although bonds may be sold in certain limited circumstances. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

    INFLATION RISK: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trust's assets can decline as can the value of the Trust's distributions.

    INTEREST RATE RISK: the risk that bonds will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

    CREDIT RISK: the risk that an issuer of a bond or an insurer is unable to meet its obligation to make interest and principal payments.

    CALL RISK: the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in the Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from the Trust prior to maturity.

    LIQUIDITY RISK: the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, there can be no assurance that a liquid trading market will exist.

    BOND QUALITY RISK: the risk that a reduction in a bond's rating may decrease its value and the value of your investment in the Trust.

    REDUCED DIVERSIFICATION RISK: the risk that the diversification of your investment is reduced as bonds in the Trust are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Trust expenses.

    LITIGATION AND LEGISLATION RISKS: the risk that future litigation or legislation could affect the value of the Trust. In particular, future tax legislation could affect the value of the Trust by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

    CONCENTRATION RISK: the risk that the Trust is less diversified, and therefore subject to greater risk of loss, because the Trust is concentrated in a certain type of bond. Typically, when a certain type of bond makes up 25% or more of the portfolio, the Trust is considered to be "concentrated" in that bond type.

    The Trust is considered to be concentrated in bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition.


    The Trust is concentrated in the bonds of issuers located in the State of Ohio. Such concentration may expose Unitholders to additional risks. The financial condition of the State of Ohio is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.


    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental operations and consequently its ability to pay debt service on its obligations.

    Further information concerning the various types of bonds contained in the Trust is available in "SUMMARY OF PORTFOLIOS" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof (the "Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands, the Northern Mariana Islands or Guam ("Territorial Obligations") (collectively, "Obligations").

    In the opinion of Squire, Sanders & Dempsey L.L.P., special Ohio counsel to the Trust, provided that at all times at least fifty percent of the value of the total assets of the Trust consist of Ohio Obligations, or similar obligations of other states or their subdivisions, under existing Ohio law:

        The Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

        Income of the Trust will be treated as the income of the Unitholders for purposes of the Ohio personal income tax and municipal and school district income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

        Interest on Ohio Obligations held by the Trust is exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio, and is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Interest on Territorial Obligations held by the Trust the interest on which is exempt from state income taxes under the laws of the United States is exempt from Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, is excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

        Proceeds paid under insurance policies, if any, to the Trustee of the Trust representing maturing interest on defaulted obligations held by the Trust that is excluded from gross income for federal income tax purposes will be exempt from the Ohio personal income tax and municipal and school district income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

        Gains and losses realized on the sale, exchange or other disposition by the Trust of Ohio Obligations are excluded in determining adjusted gross and taxable income for purposes of the Ohio personal income tax, and municipal and school district income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

                               VOLUME INCENTIVES

    The Sponsor has made substantial enhancements to the volume incentive program for dealer firms currently described in Part B of this Prospectus. The following information replaces any discussion of volume incentives in Part B. Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5-SM- Portfolios and Nuveen--The Dow 10-SM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

                               PURCHASE PROGRAMS

    Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. Units may NOT be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined in this Prospectus).

        2. Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by:
    (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity; (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates,
    (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

        3. Sales charge discounts are no longer available for quantity purchases of 50,000 or more Units (or $5,000,000). The last available breakpoint is now for purchases of 25,000 or more Units (or $2,500,000).

                             ORGANIZATION EXPENSES

    You will bear all or a portion of the expenses incurred in organizing your Trust including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any nonmaterial out-of-pocket expenses. Notwithstanding anything to the contrary in Part B of the Prospectus:

        1. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Public Offering Price includes organization costs incurred in establishing your Trust. The Trustee will deduct these expenses from your Trust at the close of this period. Also during this period, the price at which the Sponsor expects to repurchase Units and the redemption price per Unit include estimated organization costs. After this period, the Sponsor's repurchase price and the redemption price per Unit do not include these costs.

        2. If bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs, the bonds will be purchased in the same proportionate relationship as all the bonds contained in the Trust. These bonds will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Also, any cash received for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. The bonds may decrease in value during this period. If proceeds from the sale of these bonds or any cash reserved is insufficient to repay the Sponsor for these costs, the Trustee will sell additional bonds. If this occurs, the net asset value per Unit will be reduced by the amount of additional bonds sold. Although the dollar amount of the Sponsor's reimbursement will remain fixed and never exceed the amount per Unit set forth under "Statement of Condition" herein, this will result in a greater effective cost per Unit to you. When bonds are sold to reimburse the Sponsor for organization costs, the Trustee will sell the bonds to maintain the same proportionate relationship among the bonds contained in the Trust that existed prior to the sale.

        3. The Sponsor deducts unpaid organization costs when determining the value of the Trust.

       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, FEBRUARY 10, 2000




                                                                                                Ratings(3)         Trustee's
                                                                            Optional       --------------------  Determination
 Aggregate           Name of Issuer and Title of Issue Represented         Redemption      Standard               of Offering
 Principal            by Sponsor's Contracts to Purchase Bonds(1)         Provisions(2)    & Poor's    Moody's       Price
-------------------------------------------------------------------------------------------------------------------------------
$   250,000      Ohio Air Quality Development Authority, State of          2009 at 101        AAA        Aaa      $   216,753
                   Ohio, Air Quality Development Revenue Refunding
                   Bonds (Ohio Power Company Project), Series C, 5.15%
                   Due 5/1/26.
    250,000      Board of Education, Brunswick City School District,       2009 at 101        AAA        Aaa          250,000
                   County of Medina, Ohio, School Improvement Bonds,
                   Series 1999 B (Unlimited Tax General Obligation),
                   6.00% Due 12/1/26.
    250,000      County of Cuyahoga, Ohio, Hospital Revenue Refunding      2009 at 101        AAA        Aaa          213,470
                   and Hospital Revenue Bonds, Series 1999 (Cleveland
                   Clinic Health System Obligated Group), 5.125% Due
                   1/1/29.
    250,000      County of Hamilton, Ohio, Sales Tax Bonds, Series         2008 at 101        AAA        Aaa          211,318
                   1998B, Hamilton County Football Project, 5.00% Due
                   12/1/27.
    105,000      Kent State University (A State University of Ohio),       2010 at 101        AAA        Aaa          103,947
                   General Receipts Bonds, Series 1999, 5.875% Due
                   5/1/20.
    250,000      County of Lucas, Ohio, Hospital Revenue Bonds, Series     2009 at 101        AAA        Aaa          222,113
                   1999 (ProMedica Healthcare Obligated Group), 5.375%
                   Due 11/15/29.
    170,000      County of Ottawa, Ohio, Various Purpose Bonds,            2008 at 102        AAA        Aaa          150,596
                   General Obligation (Limited Tax), 5.00% Due 9/1/18.
    225,000      The University of Akron (A State University of Ohio),     2010 at 101        AAA        Aaa          215,820
                   General Receipts Bonds, Series 1999, 5.75% Due
                   1/1/29.
-----------                                                                                                       -----------
$ 1,750,000                                                                                                       $ 1,584,017
===========                                                                                                       ===========


------------


    (1) The Sponsor's contracts to purchase bonds were entered into during the period from February 8, 2000 to February 9, 2000. Other information regarding the bonds in the Trust on the Date of Deposit is as follows:



                                                             COST TO     PROFIT (OR LOSS)    ANNUAL INTEREST    BID PRICE
                          TRUST                              SPONSOR        TO SPONSOR       INCOME TO TRUST     OF BONDS
                          -----                            -----------   -----------------   ----------------   ----------
Ohio Insured Trust 172...................................  $ 1,579,500       $  4,517            $ 94,231       $1,577,292



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .38%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the bonds.


    (2) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    (3) All the bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                STATEMENT OF CONDITION, AS OF FEBRUARY 10, 2000



    TRUST PROPERTY
Sponsor's contracts to purchase bonds, backed by an
  irrevocable letter of credit(1)(2)........................  $ 1,584,017
Accrued interest to February 10, 2000 on underlying
  bonds(1)..................................................       19,196
Cash in Portfolio...........................................        4,375
                                                              -----------
            Total...........................................  $ 1,607,588
                                                              ===========
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to February 10, 2000 on underlying
     bonds(4)...............................................  $    19,196
    Reimbursement of Sponsor for organization costs(3)......        4,375
                                                              -----------
            Total...........................................  $    23,571
                                                              ===========
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding
     (17,500)
      Cost to investors(5)..................................  $ 1,670,001
        Less: Gross underwriting commission(6)..............       81,609
        Less: Organization costs(3).........................  $     4,375
                                                              -----------
    Net amount applicable to investors......................  $ 1,584,017
                                                              -----------
            Total...........................................  $ 1,607,588
                                                              ===========
------------


(1) Represented by contracts to purchase bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such bonds. Such insurance does not guarantee the market value of the bonds or the value of the Units. Both the bid and the offering prices of the underlying bonds and of the Units may include value attributable to such policies of insurance.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.25000 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF OHIO INSURED TRUST 172:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Ohio Insured Trust 172 (contained in Nuveen Tax-Free Unit Trust, Series 1148), as of February 10, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Ohio Insured Trust 172 as of February 10, 2000, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois
February 10, 2000

[LOGO]


                                  Nuveen Ohio


Insured Trust 172



                              PROSPECTUS -- PART A
                               FEBRUARY 10, 2000


                        SPONSOR       John Nuveen & Co. Incorporated
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                                      Swiss Bank Tower
                                      10 East 50th Street
                                      New York, NY 10022
                                      212.207.2000

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                     TO SPONSOR       111 West Monroe Street
                                      Chicago, IL 60603

                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:  Public Reference Section of the Commission, 450 Fifth Street
        NW, Washington, DC 20549-6009
Call:   (800) SEC-0330
Visit:  http://www.sec.gov

    No person is authorized to give any information or representation about this Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                                            B

Defined Portfolios

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated September 1, 1998

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST AND PROVIDES SPECIFIC INFORMATION REGARDING THE TRUST'S PORTFOLIO, INVESTMENT OBJECTIVE, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS and tax status. Part B of the Prospectus provides more general information regarding the Nuveen Tax-Free Unit Trusts. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

    Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Unit Trust consists of a diversified portfolio of municipal bonds. (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Trust.) Under existing law, the interest income to a Trust and to Unitholders is exempt from federal income tax. In addition, interest income of a State Trust is exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes.

INSURED TRUSTS. All Bonds in each Nuveen Insured Trust are covered by insurance policies obtained from MBIA Insurance Corporation. These policies guarantee the payment of principal and interest when due. The insurance policies remain effective for the entire life of a Bond. Because of the insurance, the Bonds in an Insured Trust receive a "AAA" rating from Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S") and Fitch IBCA, Inc. ("FITCH") and "Aaa" by Moody's Investors Service, Inc. ("MOODY'S"). Please note that the insurance relates only to the Bonds in the Insured Trusts and not to the Units or the market value of the Units. (See "Why and How are the Bonds Insured?")

TRADITIONAL TRUSTS. Each Traditional Trust consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "How Units May be Redeemed Without Charge.")

DISTRIBUTIONS. Interest received by a Trust will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "When are Distributions Made to Unitholders?")

PUBLIC OFFERING PRICE. Public Offering Price of a Trust during the Initial Offering Period is based upon the offering prices of the Bonds in the Trust plus an upfront sales charge. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Trust. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "How is the Public Offering Price Determined?")

                            ------------------------

    THE  SECURITIES AND EXCHANGE  COMMISSION HAS NOT  APPROVED OR DISAPPROVED OF
THESE  SECURITIES  OR  PASSED  UPON   THE  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      TABLE OF CONTENTS                                  PAGE
      WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?            4
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?             4
      SUMMARY OF PORTFOLIOS                              4
      COMPOSITION OF TRUSTS                              6
      WHY AND HOW ARE THE BONDS INSURED?                 8
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?       9
      MARKET FOR UNITS                                   12
      WHAT IS ACCRUED INTEREST?                          12
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                    13
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                        14
      WHAT IS THE TAX STATUS OF UNITHOLDERS?             14
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?          17
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?        18
      ACCUMULATION PLAN                                  19
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?           19
      UNIT VALUE AND EVALUATION                          19
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                             20
      OWNERSHIP AND TRANSFER OF UNITS                    21
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE           22
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR          23
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS           23
      INFORMATION ABOUT THE TRUSTEE                      23
      INFORMATION ABOUT THE SPONSOR                      24
      OTHER INFORMATION                                  25

  J  Tax-Free Unit Trusts

      TOPICAL INDEX                                              PAGE
      Accrued Interest                                           12
      Accumulation Plan                                          19
                                                           Information
      Bond Ratings, Description of                         Supplement
      Bonds, Initial Determination of Offering Price             14
      Bonds, How Selected                                        4
      Bonds, Limited Right of Substitution                       7
      Bonds, Removal from a Trust                                23
      Call Provisions of Portfolio Bonds                         7
      Capital Gains Taxability                                   14
      Composition of Trusts                                      6
      Dealer Discounts                                           20
      Distributions to Unitholders                               18
                                                                 Part
      Distribution Payment Dates                                 A,18
      Distribution of Units to the Public                        20
      Essential Information Regarding the Trusts                 Part A
                                                                 Part
      Estimated Long Term Return and Estimated Current Return    A,13
      Evaluation                                                 19
      Expenses for Normal Trust Operation                        17
      Indenture, Amendment of                                    25
      Indenture, Termination of                                  25
      Insurance on the Bonds                                     8
                                                                 Part
      Interest Account Distributions                             A,18
      Legal Opinion                                              25
      Limitations on Liabilities of Sponsor and Trustee          24
      Market for Units                                           12
      Minimum Transaction                                        20
      Objectives of the Trusts                                   4
      Optional Distribution Plan                                 18
      Other Information                                          25
      Ownership and Transfer of Units                            21
      Principal Account Distributions                            18
      Public Offering Price of Units                             9
      Purchase of Units by Sponsor                               23
      Quantity Purchases                                         9
                                                                 Part
      Record Dates                                               A,18
      Redemption of Units Without Charge                         22
      Report of Independent Public Accountants                   Part A
      Reports to Unitholders                                     19
      RISK FACTORS                                               Part A
      Sales Charge                                               10
      Schedules of Investments                                   Part A
      Sponsor, Information About                                 24
      State Tax Status                                           Part A
      Statements of Condition                                    Part A
      Successor Trustees and Sponsors                            24
      Supplemental Information                                   25
      Tax Status of Unitholders                                  14
      Trustee, Information About                                 23
      Units, Description of                                      4

WHAT IS THE NUVEEN TAX-FREE UNIT TRUST?

This Nuveen Tax-Free Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts," the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts," and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. See "SUMMARY OF PORTFOLIOS" herein and "RISK FACTORS" in Part A of the Prospectus for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."

    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?

The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Trusts, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Insured Trusts are rated "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?") All obligations in each Traditional Trust are rated in the category "A" or better (SP-1, MIG 2 or F-2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?")

Each Trust consists of municipal bonds. As set forth in "RISK FACTORS" in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Trusts, see "RISK FACTORS" in Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issues insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1." Fitch, upon request, rates all bond issues insured by the Insurer or the Association "AAA" and short-term loans "F-1." All such ratings designate the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    Effective February 17, 1998, MBIA, Inc. acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to the Insurer. The Company is not obligated to pay the debts of or claims against CMAC.

    As of December 31, 1997 the Insurer had admitted assets of $5.3 billion (audited), total liabilities of $3.5 billion (audited), and total capital and surplus of $1.8 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 1998, the Insurer had admitted assets of $5.4 billion (unaudited), total liabilities of $3.6 billion (unaudited), and total capital and surplus of $1.8 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.

                        MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                             AS OF MARCH 31, 1998.
                                (000'S OMITTED)

                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The Travelers Casualty & Surety Company (formerly The AEtna Casualty &
 Surety Company)...........................................................  $ 12,099,838  $  9,318,112  $   2,781,726
Fireman's Fund Insurance Company...........................................    10,380,078     7,327,508      3,052,570
The Travelers Indemnity Company............................................    11,283,583     8,593,024      2,690,559
CIGNA Property and Casualty Company (formerly Aetna Insurance Company).....     2,325,253     1,440,522        884,731
The Continental Insurance Company..........................................     2,443,794     1,820,590        623,204
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 38,532,546  $ 28,499,756  $  10,032,790
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                                                                                              NATIONAL AND
                                                                                                                 STATE
                                          NATIONAL AND STATE LONG TERM                                        INTERMEDIATE
                                                     TRUSTS                   LONG INTERMEDIATE TRUSTS           TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %          5.152 %           4.25 %          4.439 %           3.90%
500 but less than 1,000.................         4.75            4.987             4.15            4.330             3.70
1,000 but less than 2,500...............         4.50            4.712             3.85            4.004             3.50
2,500 but less than 5,000...............         4.25            4.439             3.60            3.734             3.25
5,000 but less than 10,000..............         3.50            3.627             3.35            3.466             3.00
10,000 but less than 25,000.............         3.00            3.093             3.00            3.093             2.75
25,000 but less than 50,000.............         2.50            2.564             2.50            2.564             2.50
50,000 or more..........................         2.00            2.041             2.00            2.041             2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................        4.058 %
500 but less than 1,000.................        3.842
1,000 but less than 2,500...............        3.627
2,500 but less than 5,000...............        3.359
5,000 but less than 10,000..............        3.093
10,000 but less than 25,000.............        2.828
25,000 but less than 50,000.............        2.564
50,000 or more..........................        2.041

                                            NATIONAL AND STATE SHORT
                                               INTERMEDIATE TRUSTS                SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %          3.093 %           2.50 %          2.564 %
500 but less than 1,000.................         2.80            2.881             2.30            2.354
1,000 but less than 2,500...............         2.60            2.670             2.10            2.145
2,500 but less than 5,000...............         2.35            2.407             1.85            1.885
5,000 but less than 10,000..............         2.10            2.145             1.60            1.626
10,000 but less than 25,000.............         1.85            1.885             1.35            1.368
25,000 but less than 50,000.............         1.80            1.833             1.25            1.266
50,000 or more..........................         1.50            1.523             1.15            1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?"

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary market with sales charges of 1.70% of the Public Offering Price for National and State Long Term Trusts, 1.35% of the Public Offering Price for Long Intermediate Trusts, 1.20% of the Public Offering Price for National and State Intermediate Trusts, 1.0% of the Public Offering Price for National and State Short Intermediate Trusts and 1.0% of the Public Offering Price for Short Term Trusts by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). In addition, such investors may purchase Units in the secondary market at the

Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?") In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?")

WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?

The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Trusts proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.)

    For purposes of the following opinions, it is assumed that each asset of the Trusts is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law as of the date of this Prospectus:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Trusts and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"). See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of each asset of such Trust under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Trust involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder

        (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Internal Revenue Code of 1986, as amended (the "Code") provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would reinstate the Superfund Tax for taxable years after December 31, 1997 and before January 1, 2009. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units

(however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to certain other corporations, including securities dealers and other financial intermediaries. Investors with questions regarding this issue should consult with their tax advisers.

    In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 TAX ACT") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Trust do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Trusts, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.

    WHAT ARE NORMAL TRUST OPERATING EXPENSES?

    No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee").

        The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account indicated under "Interest Distributions" in Part A of the Prospectus, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation with respect to each Trust is computed on the basis of the largest principal amount of Bonds in the Trust at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts or if such index no longer exists, a comparable index. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

        Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.

        The Trusts (and therefore Unitholders) will bear all or a portion of their offering costs, including costs of registering Units with the Securities and Exchange Commission and states and legal fees but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total offering costs will be amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

        The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

    WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

    Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

        The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

        The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

        Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

        The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

        As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

    ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

        Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

    HOW DETAILED ARE REPORTS TO UNITHOLDERS?

    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest
    Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

    UNIT VALUE AND EVALUATION

    The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and
    (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

        Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

    HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.

        Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

        The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

    *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

        The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

      *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The   Sponsor  reserves  the  right   to  change  the  foregoing  dealer
    concessions from time to time.

        At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

    Primary Market Volume Incentives

                                   PER TRUST SALES LEVEL
AVERAGE MATURITY                     DURING THE PRIMARY      VOLUME INCENTIVE
OF TRUST                              OFFERING PERIOD            PER UNIT
-------------------------------  --------------------------  -----------------
Less than 6 years                      At least 5,000 Units      $    0.05
6 but less than 15 years               At least 2,500 Units      $    0.10
15 years or more                       At least 2,500 Units      $    0.20

        In addition, a volume incentive of $2.50 per $1,000 of Units sold can be earned by dealer firms as a marketing allowance for secondary market sales of at least $1 million of Nuveen Unit Trust units per calendar quarter.

        Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

        Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?")

        Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

    OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

        For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

        Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The
    Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

    REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This
    indemnification  must  be  in   the  form  of  an   Open  Penalty  Bond   of
    Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

    HOW UNITS MAY BE REDEEMED WITHOUT CHARGE

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

        On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

        The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

        Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

        The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

        The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

        Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

    HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

    HOW BONDS MAY BE REMOVED FROM THE TRUSTS

    Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See "RISK FACTORS" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of portfolio Bonds.

        The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds;
    (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.

        In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

        Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

    INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

        The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

    LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

        The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

    SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

        If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

        If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

    INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

        A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

        To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

        To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

    OTHER INFORMATION
    AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
    (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

    TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

        Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

    LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

    AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

J
Defined Portfolios

           J

                                            Tax-Free Unit Trusts

                              PROSPECTUS -- PART B
                               SEPTEMBER 1, 1998

                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank
                                     4 New York Plaza
                                     New York, NY 10004-2413
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603
             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS

                                 --------------

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    To obtain copies at proscribed rates--

Write:     Public Reference Section of the Commission, 450 Fifth Street NW, Washington, DC 20549-6009
Call:      (800) SEC-0330
Visit:     http://www.sec.gov

    No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of this Fund are no longer available, this Prospectus may be used as a preliminary Prospectus for a future series, but some of the information in this Prospectus will be changed for that series.

    UNITS OF ANY FUTURE SERIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO UNITS CAN BE SOLD WHERE A SALE WOULD BE ILLEGAL.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1148


               This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


               This Information Supplement is dated February 10,
           2000. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

                 ----------------------------------------------

GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    8
INFORMATION ABOUT THE SPONSOR...............................   10
DESCRIPTION OF RATINGS......................................   11
HOW THE TRUST COMPARES PERFORMANCE..........................   13
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   14
Appendix A -- National Disclosure...........................  A-1
Appendix B -- Florida Disclosure............................  B-1
Appendix C -- New Jersey Disclosure.........................  C-1
Appendix D -- Ohio Disclosure...............................  D-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH CARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or
Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or
(2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

    CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--The Insurer's policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Issuer to the Paying Agent or its successor of an amount equal to (i) the principal of (either at the stated maturity or by an advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Bonds as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed by the Insurer's policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of the Bonds pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

    The Insurer's policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Bond. The Insurer's policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions (other than mandatory sinking fund redemptions);
(ii) any payments to be made on an accelerated basis; (iii) payments of the purchase price of Bonds upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Insurer's policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Bonds.

    Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Bond the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Bonds or presentment of such other proof of ownership of the Bonds, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Bonds as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Bonds in any legal proceeding related to payment of insured amounts on the Bonds, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disperse to such owners or the Paying Agent payment of the insured amounts due on such Bonds, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). The Company is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

    As of December 31, 1998, the Insurer had admitted assets of $6.5 billion (audited), total liabilities of $4.2 billion (audited), and total capital and surplus of $2.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 1999, MBIA had admitted assets of $6.9 billion (unaudited), total liabilities of $4.5 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    Furthermore, copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available without charge from the Insurer. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

YEAR 2000 READINESS DISCLOSURE

    MBIA, Inc. is actively managing a high-priority Year 2000 (Y2K) program addressing the issue of whether its computer systems can correctly distinguish between the years 1900 and 2000. The Company has established an independent Y2K testing lab in its Armonk office, with a committee of business unit managers overseeing the project. The Company has a budget of $1.13 million for its 1998-2000 Y2K efforts. As of September 30, 1999, the Company has spent $949,000 on the project. A recent review of efforts at certain subsidiaries has indicated the need to spend an additional $1.03 million this year on remediation. As of September 30, 1999, the company has spent $568,000 of this additional amount. However, this increase will not have a material effect on the Company's financial results.

    The Company has initiated a comprehensive Y2K plan which includes the following phases: assessment--completed in the second quarter of 1998; remediation--completed in the fourth quarter of 1998; testing--completed in the second quarter of 1999; and contingency planning--completed in the third quarter of 1999, subject to final approval by senior management and any need for revision that might arise in the future. This plan covers "mission-critical" internally developed systems, vendor software, hardware and certain third-party entities through which the Company conducts its business. Testing to date indicates that functions critical to the financial guarantee business, both domestic and international, were Y2K ready as of December 31, 1998. Additional testing is being carried out throughout 1999.

    Moody's Investors Service, Inc. rates the financial strength of the Insurer "Aaa".

    Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc., rates the financial strength of the Insurer "AAA".

    Fitch IBCA, Inc. rates the financial strength of the Insurer "AAA".

    Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. The Insurer does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Assurance Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Investment Trust

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

Nuveen European Value Fund

Nuveen Investment Trust II

Nuveen Investment Trust III

Nuveen Rittenhouse Growth Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable.
Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

    MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that,

---------
*As published by the rating companies.

with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.) A brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings follow:

    AAA--Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

    AA--Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments.

    A--Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

    BBB--Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    FIN-1 Notes assigned this rating are regarded as having the strongest degree of assurance for timely payment.

    FIN-2 Notes assigned this rating reflect a degree of assurance for timely payment only slightly less in degree than the highest category.

HOW THE TRUST COMPARES PERFORMANCE

    The Sponsor may compare the estimated returns of the Trust with the returns or yields of other tax-free and taxable investments, often on a taxable equivalent basis. In addition, the Sponsor from time to time may quote various performance measures and studies in order to compare the historical returns available from an investment in municipal securities with investments in both tax-free and taxable securities.

    Nuveen Research prepared one such study which compared the after-tax value of $100,000 initially invested in 1977 in various asset classes including municipal bonds, treasury bonds and corporate bonds. As indicated in the chart provided below, the 20-year study shows that municipal bonds significantly outperformed corporate and treasury bonds once the effects of taxes were factored in. In fact, over the 20-year period, municipal bond returns in dollars were almost double those of treasury bonds.

                 AFTER-TAX VALUE OF $100,000 INVESTED IN 1977*


    The graph appearing on this page of the Information Supplement compares after-tax total returns of $100,000 initially in 1977 in each of the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. As indicated in the graph, such an investment in the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index would have appreciated to $511,039, $274,434, and $298,682, respectively at the end of 1996. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $500,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.


    * The graph compares after-tax total returns using the Lehman Brothers MuniBond Index, Long-Term Treasury Index and Long-Term Corporate Index. The graph assumes all proceeds of investment are reinvested at the respective index rates at the time of reinvestment and also assumes that 20% of the assets in each category are turned over annually and proceeds are reinvested in the respective indexes. The tax rates assumed to generate the after-tax total returns were based upon the income and capital gain rates applicable each year from 1977-1996 for an investor who earned the inflation-adjusted equivalents of $100,000 in 1996. In addition, treasury returns were "grossed up" an assumed 5% to take into account the Treasuries' exemption from state income tax. The graph is for illustrative purposes only, and does not represent the return or performance of any Nuveen Tax-Free Unit Trust and is not intended to predict future results.

    A comparison of the estimated returns of the Trust and the historic performance of municipal bonds to the returns and performance of other investments is one element to consider in making an informed investment decision. Taxable investments have investment characteristics that differ from those of the Trust. U.S. Government bonds are long-term investments backed by the full faith and credit of the U.S. Government and are subject to federal income tax but are exempt from state income taxes. Bank CDs are generally short-term FDIC insured investments, which pay fixed principal and interest but are subject to fluctuating rollover rates. Both bank CDs and corporate bonds are generally subject to both federal and state income taxes. Money market funds are short term investments with stable net asset values, fluctuating yields and special features that enhance liquidity.

HOW TO CALCULATE YOUR ESTIMATED INCOME

    The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    NATIONAL INSURED TRUST 423

    $10,000                        DIVIDED BY $96.03                         =        104.134
    Investment                             Offering price and                         # of units purchased
    (as of 02/09/00)                       accrued interest

    104.134                       X        $5.3435                           =        $556.44
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    FLORIDA INSURED TRUST 289

    $10,000                        DIVIDED BY $95.28                         =        104.953
    Investment                             Offering price and                         # of units purchased
    (as of 02/09/00)                       accrued interest

    104.953                       X        $5.1715                           =        $542.76
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    NEW JERSEY INSURED TRUST 254

    $10,000                        DIVIDED BY $99.90                         =        100.100
    Investment                             Offering price and                         # of units purchased
    (as of 02/09/00)                       accrued interest

    100.100                       X        $5.4054                           =        $541.08
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    OHIO INSURED TRUST 172

    $10,000                        DIVIDED BY $95.50                         =        104.712
    Investment                             Offering price and                         # of units purchased
    (as of 02/09/00)                       accrued interest

    104.712                       X        $5.1448                           =        $538.72
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                              NATIONAL DISCLOSURE

NATIONALLY DIVERSIFIED TRUST TAXABLE ESTIMATED CURRENT RETURN TABLE (NATIONAL INSURED TRUST)

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 2000 marginal Federal tax rates. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross income and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

  MARGINAL FEDERAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED
   TAXABLE           GROSS                                        TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%    6.50%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      15.0%       5.59     5.88     6.18     6.47     6.76     7.06     7.35     7.65
  43.85-105.95         0-128.95      28.0        6.60     6.94     7.29     7.64     7.99     8.33     8.68     9.03
                  128.95-193.40      29.0        6.69     7.04     7.39     7.75     8.10     8.45     8.80     9.15
 105.95-161.45         0-128.95      31.0        6.88     7.25     7.61     7.97     8.33     8.70     9.06     9.42
                  128.95-193.40      32.0        6.99     7.35     7.72     8.09     8.46     8.82     9.19     9.56
                  193.40-315.90      34.5        7.25     7.63     8.02     8.40     8.78     9.16     9.54     9.92
 161.45-288.35    128.95-193.40      37.0        7.54     7.94     8.33     8.73     9.13     9.52     9.92     10.32
                  193.40-315.90      40.5        7.98     8.40     8.82     9.24     9.66     10.08    10.50    10.92
                    Over 315.90      37.02       7.54     7.94     8.33     8.73     9.13     9.52     9.92     10.32
   Over 288.35    193.40-315.90      44.5        8.56     9.01     9.46     9.91     10.36    10.81    11.26    11.71
                    Over 315.90      41.03       8.05     8.47     8.90     9.32     9.75     10.17    10.59    11.02

  MARGINAL FEDERAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED
   TAXABLE           GROSS                                        TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%    6.50%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      15.0%       5.59     5.88     6.18     6.47     6.76     7.06     7.35     7.65
  26.25- 63.55         0-128.95      28.0        6.60     6.94     7.29     7.64     7.99     8.33     8.68     9.03
  63.55-132.60         0-128.95      31.0        6.88     7.25     7.61     7.97     8.33     8.70     9.06     9.42
                  128.95-251.45      32.5        7.04     7.41     7.78     8.15     8.52     8.89     9.26     9.63
 132.60-288.35    128.95-251.45      38.0        7.66     8.06     8.47     8.87     9.27     9.68     10.08    10.48
                    Over 251.45      37.02       7.54     7.94     8.33     8.73     9.13     9.52     9.92     10.32
   Over 288.35      Over 251.45      41.03       8.05     8.47     8.90     9.32     9.75     10.17    10.59    11.02

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined state and Federal tax rate to approximately 44.34 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 40.79 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

    3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                               FLORIDA DISCLOSURE

POPULATION

    In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 1998, ranks fourth with an estimated population of 15 million.

  - In 1998, about 232,000 more new residents moved into Florida than moved out.

  - The U.S. average population increase since 1990 is about 1.0% annually, while Florida's average increase is about 1.9% annually.

  - Florida continues to be one of the fastest growing of the largest states.

    Florida's strong population growth is one reason Florida's economy is performing better than the U.S. as a whole. In addition to attracting senior citizens to Florida as a place for retirement, Florida is also recognized as attracting a significant number of individuals of working age (18-64).

  - In recent years, Florida's prime working age population (18-44) has grown at an average annual rate of more than 2.0%.

  - More than 60% of Florida's total population is at the working age (18-64). This share is not expected to change appreciably into the twenty-first century.

INCOME

    According to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference, personal income in Florida has been growing strongly the last several years and has generally performed better than the U.S. as a whole and the southeast U.S. in particular. This is due to the fact that Florida's population has been growing at a very strong pace and, since the early 70's, its economy has diversified providing a broader economic base.

  - Florida's real income per person has tracked closely with the U.S. average and has tracked above the southeast.

    Florida has a proportionately greater retirement age population than other states. As a result, property, income (dividends, interest, and rent), and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income to persons residing in Florida. Transfer payments (Social Security and pension benefits, among other sources of income) are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income. Transfer payments (Social Security and pension benefits, and other sources of income), therefore, act as a stabilizing force in weak economic periods.

    The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida's personal income is systematically underestimated. Contributions by employers to employees' pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

  - Florida's personal income per person in 1998 was $25,852.

  - The U.S. average personal income per person was slightly higher at $26,412.

  - Personal income per person in the southeast United States was significantly lower at $23,725.

  - Total Florida real personal income is forecasted to increase 4.9% in the fiscal year ended June 30, 1999, and 3.5% in the fiscal year ending June 30,
    2000.

  - Florida real personal income per person is projected to increase 3.1% in the fiscal year ended June 30, 1999, and 1.8% in the fiscal year ending June 30,
    2000.

  - The Florida economy appears to be growing in line with, but stronger than, the U.S. economy; however, the Florida economy is expected to grow more slowly in the fiscal year ending June 30, 2000, than in the fiscal year ended
    June 30, 1999.

EMPLOYMENT

  - Since 1992, Florida's population has increased an estimated 11.7%, while the number of employed persons in Florida increased 15.0%.

  - In that same period, Florida's total non-farm employment has grown approximately 24.6%, while U.S. non-farm jobs increased 15.9%.

  - Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services. This has also contributed to Florida's strong economic performance.

    Presently, services constitute 36% and trade 25.5% of Florida's total non-farm jobs. The U.S., however, has a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These types of manufacturing jobs tend to be less cyclical.

  - Florida's unemployment rate throughout the 1980's was consistently lower than that for the U.S.

  - In the early 1990's, Florida's unemployment rate was higher than that of the U.S.

  - In current years, Florida's unemployment rate has again generally fallen below that of the U.S.

  - Florida's unemployment rate was 4.3% during 1998.

  - The U.S. unemployment rate was 4.5% during 1998.

  - It is estimated that Florida's unemployment rate will be 4.2% in the fiscal year ended June 30, 1999, and 4.4% in the fiscal year ending June 30, 2000.

    Florida's economy is expected to grow at a moderate rate along with the U.S., but is expected to outperform the U.S. as a whole.

  - Total non-farm employment in Florida is expected to increase 3.4% for the fiscal year ended June 30, 1999, and 2.9% for the fiscal year ending June 30,
    2000. Trade and services, the two largest employment sectors, account for more than half of the total non-farm employment in Florida.

  - Employment in the service sectors should experience an increase of 5.5% for the fiscal year ended June 30, 1999, while growing 4.4% for the fiscal year ending June 30, 2000. Trade is expected to expand 2.8% for the fiscal year ended June 30, 1999, and 2.8% for the fiscal year ending June 30, 2000.

  - The service sector is now Florida's largest employment category.

CONSTRUCTION

    In the past, Florida's economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to decline as a result of continued diversification of Florida's economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980's, the share had edged downward to 7.5%, and in 1998, the share was only 5.3%. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with the percentage of housing starts increasing in 1998 by 11.1%, and construction jobs overall increasing by 5.1%, due to low interest rates and favorable economic conditions.

    A driving force behind Florida's construction industry has been Florida's rapid rate of population growth. Although Florida currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into Florida is expected to remain over 200,000 a year during the next decade. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida in the next few years. Moreover, recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, preretirement homes in Florida.

  - Single and multi-family housing starts in Florida for the fiscal year ended June 30, 1999, are projected to reach a combined level of 144,000, decreasing slightly to 143,000 for the fiscal year ending June 30, 2000.

  - Total construction expenditures in Florida are forecasted to increase 8.6% for the fiscal year ended June 30, 1999, and increase 2.5% for the fiscal year ending June 30, 2000.

  - Single and multi-family housing starts in Florida are projected to account for about 9% of all the housing starts in the U.S. for the fiscal year ended
    June 30, 1999 and 9.53% of all housing starts in the U.S. for the fiscal year ending June 30, 2000.

TOURISM

    Tourism is one of Florida's most important industries. Approximately 48.7 million tourists visited Florida in 1998, a 3.7% increase over 1997. Tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues. Florida's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Visitors to Florida tend to arrive slightly more by air than by auto.

  - Tourist arrivals to Florida are forecasted to increase by 2.0% for the fiscal year ended June 30, 1999, and 1.7% for the fiscal year ending June 30,
    2000.

  - Tourist arrivals to Florida by air are expected to increase by 3.2% for the fiscal year ended June 30, 1999, and increase by 3.9% for the fiscal year ending June 30, 2000.

  - Tourist arrivals by car are expected to increase by 0.6% for the fiscal year ended June 30, 1999, and decrease 1.0% for the fiscal year ending June 30,
    2000.

    By June 30, 1999, 49.7 million domestic and international tourists are expected to have visited Florida. For the fiscal year ending June 30, 2000, about 50.6 million tourists are expected to visit Florida.

REVENUES AND EXPENSES

    Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ended June 30, 1999, total $19,481.8 million, a 5.2% increase over the fiscal year ended June 30, 1998. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to Florida, $17,779.5 million of that is Estimated Revenues and represents an increase of 5.0% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $18,222.0 million, including a $100.9 million transferred to the Budget Stabilization Fund, unencumbered reserves at the fiscal year ended June 30, 1999, are estimated at $1,360.7 million. Estimated General Revenue plus Working Capital and Budget Stabilization funds available to Florida for the fiscal year ending June 30, 2000, total $20,133.9 million, a 3.3% increase over the fiscal year ended June 30, 1999. The $18,555.2 million in Estimated Revenues represents an increase of 4.4% over the previous year's Estimated Revenues.

GENERAL REVENUES AND EXPENSES

    For the fiscal year ended June 30, 1997, approximately 67% of Florida's total direct revenue to its four operating funds was derived from Florida taxes and fees, with Federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 1997, were made up of the following taxes:

  - Sales and use tax -- 68%

  - Corporate income tax -- 8%

  - Intangible personal property tax -- 4%

  - Beverage tax -- 3%

  - Estate tax -- 3%

    During the same fiscal year ended June 30, 1997, the large majority of expenditures from Florida's General Revenue Fund were as follows:

  - Education -- 53%

  - Health and welfare -- 26%

  - Public safety -- 14%

FLORIDA SALES AND USE TAX

    Florida's sales and use tax (6%) currently accounts for Florida's single largest source of tax receipts. Slightly less than 10% of Florida's sales and use tax is designated for local governments and is distributed to the respective counties in which the tax is collected for use by the counties, and the municipalities in such counties. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are used for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. The indigent health care tax alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%.

  - For the fiscal year ended June 30, 1997, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totaled $12,089 million, an increase of 5.5% over the fiscal year ended June 30, 1996, collections.

ALCOHOLIC BEVERAGE TAX

    Florida imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida's major tax sources. Ninety-eight percent of the revenues collected from this tax are deposited into Florida's General Revenue Fund.

  - Alcoholic beverage tax totaled $447.2 million for the fiscal year ended June 30, 1997.

CORPORATE INCOME TAX

    Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

  - For the fiscal year ended June 30, 1997, corporate income tax totaled $1,362.3 million, an increase of 17.2% from the fiscal year ended June 30,
    1996.

DOCUMENTARY STAMP TAX

    Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. For the fiscal year ended June 30, 1997, 62.63% of these taxes were deposited to the General Revenue Fund.

  - Documentary stamp tax collections totaled $844.2 million for the fiscal year ended June 30, 1997, an 8.9% increase from the fiscal year ended June 30,
    1996.

INTANGIBLE PERSONAL PROPERTY TAX

    Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 2 mills (a mill is $1.00 of tax per $1,000.00 of property value). Effective January 1, 2000, the rate for the annual intangibles tax will decrease to 1.5 mills. Florida also imposes a non-recurring 2 mill tax on mortgages and other obligations secured by liens on Florida real property. Of the net taxes imposed on intangible personal property, 66.5% are distributed to the General Revenue Fund.

  - For the fiscal year ended June 30, 1997, total intangible personal property tax collections were $952.4 million, a 6.3% increase from the fiscal year ended June 30, 1996.

ESTATE TAX

    Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. All receipts of the estate tax are credited to the General Revenue Fund.

  - For the fiscal year ended June 30, 1997, receipts from this source were $546.9 million, an increase of 30% over the fiscal year ended June 30, 1996.

LOTTERY

    Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, at least 38.0% for use in enhancing education, and no more than 12.0% for costs of administering the lottery.

  - Lottery ticket sales for the fiscal year ended June 30, 1997, totaled $2.09 billion, providing education with approximately $792.3 million.

DEBT-BALANCED BUDGET REQUIREMENT

    At the end of the fiscal year ended June 30, 1998, Florida had outstanding about $8,703 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $629 million in principal amount of full faith and credit bonds.

    Florida's Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

LITIGATION

    Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position. A brief summary of these matters follows.

    NATHAN M. HAMEROFF, M.D., ET AL. V. AGENCY FOR HEALTHCARE ADMINISTRATION, ET AL.

        The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The trial has not been scheduled. If Florida is unsuccessful in its action, the potential cost to Florida could be $70 million.

    BARNETT BANK V. FLORIDA DEPARTMENT OF REVENUE

        This case involves the issue of whether under Florida's refund statute for dealer repossessions, the Florida Department of Revenue ("DOR") is authorized to grant a refund to a financial institution, which is the assignee of security agreements governing the sale of automobiles and other property sold through dealers. The 4th Judicial Circuit found that the statute not only provides a refund or credit to the dealer who sold the tangible personal property and collected and remitted the tax, but that the statute also allows the right to the refund to be assigned. Several banks have already applied for refunds based on this holding and the potential amount in refunds to financial institutions could exceed $30 million annually. DOR plans to appeal this decision.

    TOWER ENVIRONMENTAL V. FLORIDA DEPARTMENT OF ENVIRONMENTAL PROTECTION

        The plaintiff has alleged that the State of Florida and the Department of Environmental Protection ("DEP") breached contracts with it by freezing the processing of reimbursement applications and by terminating the petroleum reimbursement process. The plaintiff argues alternatively that these actions are torts or impairment of contractual obligations. The plaintiff further alleges that the termination of reimbursement claims constitute a breach of contract. The plaintiff seeks damages, attorneys fees and costs, the total of which could reach $60 million.

    BARNETT BANKS, INC. V. FLORIDA DEPARTMENT OF REVENUE

        The taxpayer in this case challenged the imposition of interest on additional amounts of corporate income tax due as a result of adjustments under a Federal income tax audit that were reported to Florida. DOR's historical position is that interest is due from the due date of the return until payment of the additional amount of tax is made. The taxpayer contends that interest should begin to accrue only from the date the Federal audit adjustments were due to be reported to Florida. A Final Order was issued adopting DOR's position, but the taxpayer has appealed. The potential lost revenue and refund exposure is in the range of $12 to $20 million annually.

DEFICIT FUND EQUITY

    The Florida Casualty Insurance Risk Management Trust Fund has deficit retained earnings of approximately $567 million. These represent long term liabilities of Florida as a whole. These liabilities include claims pertaining to state employee Workers' Compensation, federal civil rights, and general and automotive liability.

    The Special Disability Trust Fund has a deficit fund balance of approximately $1.9 billion. This deficit is the result of claims expense over net assessment revenue.

YEAR 2000 READINESS

    Some of the computer technology used by the State of Florida may not have been designed to recognize the year 2000, which means that instead of treating the double zeros at the end of 2000 as indicating the year 2000, the technology treats the double zeros as indicating the year 1900. Despite considerable efforts made by the State to bring all of its computer hardware, software, and embedded technology into compliance so as to recognize the year 2000, there can be no guarantee that year 2000 compliance will be achieved in a timely manner and no assurance made that entities that deal with Florida will have achieved year 2000 compliance.

    Florida maintains a bond rating of Aa2, AA+, and AA from Moody's Investor's Service, Standard & Poor's Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

    The sources for the information presented above include official statements and financial statements of the State of Florida. While John Nuveen & Co., Incorporated has not independently verified this information, John
Nuveen & Co., Incorporated has no reason to believe that the information is not correct in all material respects.

FLORIDA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 2000 marginal Federal tax rates*. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.
---------

    * The State of Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not included in these tables because it is generally based on property value rather than income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      15.0%       5.29     5.59     5.88     6.18     6.47     6.76     7.06     7.35
  43.85-105.95         0-128.95      28.0        6.25     6.60     6.94     7.29     7.64     7.99     8.33     8.68
                  128.95-193.40      29.0        6.34     6.69     7.04     7.39     7.75     8.10     8.45     8.80
 105.95-161.45         0-128.95      31.0        6.52     6.88     7.25     7.61     7.97     8.33     8.70     9.06
                  128.95-193.40      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
                  193.40-315.90      34.5        6.87     7.25     7.63     8.02     8.40     8.78     9.16     9.54
 161.45-288.35    128.95-193.40      37.0        7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
                  193.40-315.90      40.5        7.56     7.98     8.40     8.82     9.24     9.66     10.08    10.50
                    Over 315.90      37.02       7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
   Over 288.35    193.40-315.90      44.5        8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26
                    Over 315.90      41.03       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59


  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------


                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      15.0%       5.29     5.59     5.88     6.18     6.47     6.76     7.06     7.35
  26.25- 63.55         0-128.95      28.0        6.25     6.60     6.94     7.29     7.64     7.99     8.33     8.68
  63.55-132.60         0-128.95      31.0        6.52     6.88     7.25     7.61     7.97     8.33     8.70     9.06
                  128.95-251.45      32.5        6.67     7.04     7.41     7.78     8.15     8.52     8.89     9.26
 132.60-288.35    128.95-251.45      38.0        7.26     7.66     8.06     8.47     8.87     9.27     9.68     10.08
                    Over 251.45      37.02       7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
   Over 288.35      Over 251.45      41.03       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59


------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.34 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 40.79 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Federal tax rate reverts to 36.00% after the 80% cap on the limitation on itemized deductions has been met.

    3 Federal tax rate reverts to 39.60% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                             NEW JERSEY DISCLOSURE

ECONOMIC FACTORS--NEW JERSEY

    The fund is susceptible to political, economic or regulatory factors affecting issuers of New Jersey Municipal Obligations. The following provides only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

    New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,077 persons per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.

    The State of New Jersey is experiencing strong economic growth and increasing reserve balances. The services and construction sectors have been adding jobs. Job creation has lead to strong personal income tax receipts which have resulted in a series of operating surpluses and a growing Rainy Day Fund. Led by growth in personal income taxes and sales tax receipts, New Jersey estimates finishing Fiscal Year 2000 with an operating surplus of $750 million, 4.0% of revenues. The surplus will be split between the Rainy Day Fund, with a balance of $634 million, and an unreserved General Fund balance of $113 million.

    The State operates on a fiscal year beginning July 1 and ending June 30. The State closed recent fiscal years with surpluses in the General Fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which the appropriations are made) of $442 million in 1996, $281 million in 1997 and $228 million in 1998. It is estimated that Fiscal Year 1999 ended with a surplus of $311 million.

    The State's Fiscal Year 2000 revenue projections are based on moderate overall economic growth. Total General Fund and available revenues are projected to be $19.1 billion. Of this amount 39.8% is recommended for State Aid to Local Governments, 28.2% is recommended for Grants-in-Aid, 25.3% is recommended for Direct State Services, 2.7% is recommended for Debt Service on State general obligation bonds and 4% is recommended for Capital Construction. Of these appropriations, the largest recommended State Aid appropriation in the amount of $6,030.3 million is provided for local elementary and secondary education programs. The second largest portion of recommended appropriation in Fiscal Year 2000 is for Grants-in-Aid, totaling $5,391.0 million, which represents payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for the provision of services on behalf of the State. Of this amount the largest amount recommended is for programs administered by the Department of Human Services. The third largest portion of recommended appropriations in Fiscal Year 2000 is applied to Direct State Services which supports the operations of State government's departments, the Executive Office, several commissions, the State Legislature and the Judiciary. This amount totals $4,858.5 million for Fiscal Year 2000, of which the largest amounts are recommended for programs administered by the Department of Human Services and the Department of Law and Public Safety.

    In addition to payments from bond proceeds, capital construction can also be funded by appropriation of current revenues on a pay-as-you-go basis. In Fiscal Year 2000, the amount recommended for this purpose is $771.4 million, of which $477.8 million is for transportation projects and debt service and is being credited to the Transportation Trust Fund Account of the General Fund. In addition, $98.0 million is for open space preservation, $72.2 million is for hazardous substance remediation and underground tank remediation and $15.0 million is for shore protection. All appropriations for capital projects and all proposals for State bond authorization are subject to the review and recommendation of the New Jersey Commission on Capital Budgeting and Planning.

    In Fiscal Year 1992 the State initiated a program under which it issued tax and revenue anticipation notes to aid in providing effective cash flow management to fund balances which occur in the collection and disbursement of the General Fund and Property Tax Relief Fund revenues. There are $700 million of tax and revenue anticipation notes outstanding which notes matured on June 15, 1999. Such tax and revenue anticipation notes do not constitute a general obligation of the State or a debt or liability within the meaning of the State constitution. Such notes constitute special obligations of the State payable solely from moneys on deposit in the General Fund and the Property Tax Relief Fund and legally available for such payment.

    The State finances certain capital projects through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain state tax revenues and certain other fees are pledged to meet the principal payments, interest payments, redemption premium payments, if any, required to fully pay the bonds. As of

June 30, 1998, the State's outstanding general obligation bonded indebtedness totaled $3.6 billion. The recommended appropriation for the debt service obligation on outstanding projected indebtedness is $518.7 million for Fiscal Year 2000.

    New jobs in service industries are leading the growth in New Jersey's labor force. The services sector accounts for approximately 30% of total non-agricultural employment in the State. New Jersey also has an above average concentration of employment in the transportation and public utilities sector. This sector accounts for approximately 7% of the non-agricultural work force. The strong economy has lead to growth in construction jobs, too. The State's unemployment rate has been declining from its high of 8.4% in 1992 to an April, 1999, rate of 4.5%. The national rate for April, 1999, was 4.3%.

    The State has implemented a plan to address the Y2K problem. As of December 31, 1998, the testing, validation and implementation of 75% of all centrally maintained State systems is complete. The total estimated cost to the State to achieve year 2000 compliance is $120 million of which approximately $66 million of expenditures has been incurred as of December 31, 1998.

    At any given time, there are various numbers of claims and cases pending against the State, State Agencies and employees, seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Claims Act. The State does not formally estimate its reserve representing a potential exposure for these claims and cases. The State is unable to estimate its exposure for these claims and cases.

    The State routinely receives notices of claims seeking substantial sums of money. The majority of those claims have historically proven to be of substantially less value than the amount originally claimed. Under the New Jersey Tort Claims Act, any tort litigation against the State must be preceded by a notice of claim, which affords the State the opportunity for a six month investigation prior to the filing of any suit against it.

    In addition, at any given time, there are various numbers of contracts and other claims against the State and State Agencies, including environmental claims asserted against the State, among other parties, arising from the alleged disposal of hazardous waste. Claimants in such matters are seeking recovery of monetary damages or other relief which, if granted, would require the expenditure of funds. The State is unable to estimate its exposure for these claims.

    The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, the following: claims regarding violations of numerous laws allegedly resulting from the existence of chromium contamination in the State owned Liberty State Park in Jersey City; challenges to the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection; claims on behalf of 17 rural school districts seeking sufficient funds to allow the school districts to spend at the average of wealthy suburban school districts, to implement additional programs such as full-day kindergarten, half-day pre-school programs for three and four year olds, technology, alternative school, accountability and school-to-work and college transition programs, and to upgrade school facilities; claims alleging that the State's system of funding for their schools is violative of the constitutional rights of equal protection and a thorough and efficient education; claims by insurers licensed or admitted to write property and casualty insurance in the State alleging that their assessments are being used to retire debt of the Market Transition Fund; a purported class action consisting of prisoners with serious mental disorders who are confined within the facilities of the Department of Corrections alleging cruel and unusual punishment, violation of the Americans with Disabilities Act of 1990, discrimination against members of the class, sex discrimination and violation of due process; cases involving spousal impoverishment provisions of the Medicare Catastrophic Coverage Act; challenges by 19 New Jersey hospitals to Medicaid hospital reimbursement since 1995; several cases filed in opposition to a road and tunnel project in Atlantic City; claims on behalf of providers of Medicare Part B services to Qualified Medicare Beneficiaries seeking reimbursement for Medicare co-insurance and deductibles not paid by the State Medicaid program from 1988 to February 10, 1995; relief sought to have the Camden County solid waste procurement process halted to clarify bid specifications; a case involving the award of a contract for the design, construction, operation and maintenance of the State's enhanced motor vehicle inspection system; a claim seeking damages in declaratory and injunctive relief overturning, on State constitutional grounds, the "family cap" provisions of the State Work First New Jersey Act; and challenges by various hospitals to the $10 per adjusted hospital admission charges imposed by State statute.

    As of February 9, 1999, the State's general obligation ratings were Aa1 by Moody's and AA+ by S&P. New Jersey's strong economic growth during the past seven years and its growing reserves support its strong credit rating. The State's combined debt burden is above average but is mitigated by New Jersey's high wealth levels. Although these ratings indicate that the State is in relatively good economic health, there can be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions.

NEW JERSEY TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      16.5%       5.39     5.69     5.99     6.29     6.59     6.89     7.19     7.49
  43.85-105.95         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
                  128.95-193.40      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
 105.95-161.45         0-128.95      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                  128.95-193.40      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                  193.40-315.90      39.0        7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
 161.45-288.35    128.95-193.40      41.0        7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
                  193.40-315.90      44.0        8.04     8.48     8.93     9.38     9.82     10.27    10.71    11.16
                    Over 315.90      41.02       6.78     7.20     7.63     8.05     8.47     8.90     10.17    10.59
   Over 288.35    193.40-315.90      48.0        8.65     9.13     9.62     10.10    10.58    11.06    11.54    12.02
                    Over 315.90      44.53       8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      16.5%       5.39     5.69     5.99     6.29     6.59     6.89     7.19     7.49
  26.25- 63.55         0-128.95      32.0        6.62     6.99     7.35     7.72     8.09     8.46     8.82     9.19
  63.55-132.60         0-128.95      35.5        6.98     7.36     7.75     8.14     8.53     8.91     9.30     9.69
                  128.95-251.45      37.0        7.14     7.54     7.94     8.33     8.73     9.13     9.52     9.92
 132.60-288.35    128.95-251.45      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                    Over 251.45      41.02       7.63     8.05     8.47     8.90     9.32     9.75     10.17    10.59
   Over 288.35      Over 251.45      44.53       8.11     8.56     9.01     9.46     9.91     10.36    10.81    11.26

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.89 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.56 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

    2 Combined Federal and state tax rate reverts to 40.08% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 43.45% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D

                                OHIO DISCLOSURE

ECONOMIC FACTORS--OHIO

    As described above, the Ohio Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Ohio Trust is therefore susceptible to general or particular economic, political, or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

    Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations.

    There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

    The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio Trust or other parties. Those Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

    Ohio is the seventh most populous state. The 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1997 is 11,186,000.

    While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 16% of total employment in agribusiness.

    In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, in recent years the State rates were below the national rates (4.3% versus 4.5% in 1998). The unemployment rate and its effects vary among geographic areas of the State.

    There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Trust or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

    The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year (FY) or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund (GRF), for which the personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

    The 1992-93 biennium presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. Pursuant to the general appropriations act for the entire biennium, passed on July 11, 1991, $200 million was transferred from the Budget Stabilization Fund (BSF, a cash and budgetary management fund) to the GRF in FY 1992.

    Based on updated results and forecasts in the course of that FY, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of

FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance and additional amounts from certain other funds were transferred late in the FY to the GRF, and adjustments were made in the timing of certain tax payments.

    A significant GRF shortfall (approximately $520 million) was then projected for FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to replenishment, $21 million was deposited in the BSF.

    None of the spending reductions were applied to appropriations needed for debt service or lease rentals relating to any State obligations.

    The 1994-95 biennium presented a more affirmative financial picture. Based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million was transferred into the BSF. The significant GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million, was transferred to the BSF and other funds including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

    From a higher than forecast 1996-97 mid-biennium GRF fund balance, $100 million was transferred for elementary and secondary school computer network purposes and $30 million to a new State transportation infrastructure fund. Approximately $400.8 million served as a basis for temporary 1996 personal income tax reductions aggregating that amount. The 1996-97 biennium-ending GRF fund balance was $834.9 million. Of that, $250 million went to school building construction and renovation, $94 million to the school computer network, $44.2 million for school textbooks and instructional materials and a distance learning program, and $34 million to the BSF, and with the $263 million balance to a State income tax reduction fund.

    The GRF appropriations act for the 1998-99 biennium was passed on June 25, 1997 and promptly signed (after selective vetoes) by the Governor. All necessary GRF appropriations for State debt service and lease rental payments then projected for the biennium were included in that act (and are included in the pending House and Senate-passed appropriation bills for FY 2000-01). Subsequent legislation increased the FY 1999 GRF appropriation level for elementary and secondary education, with the increase funded in part by mandated small percentage reductions in State appropriations for various State agencies and institutions. Expressly exempt from those reductions are all appropriations for debt service, including lease rental payments.

    The biennium ending GRF balances were $1.5 billion (cash) and $976 million
(fund). Of that fund balance, legislation directs $325.7 million to school building assistance, $46.3 million to the BSF, $90 million to supply classroom computers and for interactive video distance learning, and the remaining amount to the State income tax reduction fund. The BSF had a July 9, 1999 balance of over $906 million (to be increased to over $953 million).

    The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection, or defend the State in war.)

    By 15 constitutional amendments approved from 1921 to date (the latest adopted in 1995) Ohio voters authorized the incurrence of State debt and the pledge of taxes or excises to its payment. At July 9, 1999, almost $1.14 billion (excluding certain highway bonds payable primarily from highway use receipts) of this debt was outstanding. The only such State debt at that date still authorized to be incurred were portions of the highway bonds, and the following:
(a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($23.9 million outstanding); (b) $240 million of obligations previously authorized for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year (over $1 billion outstanding) and (c) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($112.7 million outstanding, with no more than $50 million to be issued in any one year).

    The electors in 1995 approved a constitutional amendment extending the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorizing additional highway bonds (expected to be payable primarily from highway use receipts). The latter supersedes the prior $500 million outstanding authorization, and authorizes not more than $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

    The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $5.4 billion of which were outstanding or awaiting delivery at July 9, 1999.

    The General Assembly has placed on the November 1999 general election ballot a proposed constitutional amendment relating to State debt. If approved by the voters, it will authorize State general obligation debt to pay costs of facilities for a system of common schools throughout the State and facilities for state supported and assisted institutions of higher education. That, and other debt represented by direct obligations of the State (such as that authorized by the Ohio Public Facilities Commission and Ohio Building Authority, and some authorized by the Treasurer), may not be issued if future FY total debt service on those direct obligations to be paid from the GRF or net lottery proceeds exceed 5% of total estimated revenues of the State for the GRF and from net State lottery proceeds during the FY of issuance.

    Aggregate FY 1998 rental payments under various capital lease and lease purchase agreements were approximately $9.1 million. In recent years, State agencies have also participated in transportation and office building projects that may have some local as well as State use and benefit, in connection with which the State enters into lease purchase agreements with terms ranging from 7 to 20 years. Certificates of participation, or special obligation bonds of the State or a local agency, are issued that represent fractionalized interests in or are payable from the State's anticipated payments. The State estimates highest future FY payments under those agreements (as of July 9, 1999) to be approximately $31.9 million (of which $27 million is payable from sources other than the GRF, such as federal highway money distributions). State payments under all those agreements are subject to biennial appropriations, with the lease terms being two years subject to renewal if appropriations are made.

    A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State's full faith and credit).

    A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded essentially from program revenues.)

    State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

    Local school districts in Ohio receive a major portion (state-wide aggregate approximately 46% in recent years) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 123 districts (as of July 9, 1999) from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, has been pending questioning the constitutionality of Ohio's system of school funding. The Ohio Supreme Court has concluded that aspects of the system (including basic operating assistance and the loan program referred to below) are unconstitutional, and ordered the State to provide for and fund a system complying with the Ohio Constitution, staying its order to permit time for responsive corrective actions. After a further hearing, the trial court has decided that steps taken to date by the State to enhance school funding have not met the requirements of the Supreme Court decision; the State has filed a notice of appeal with the Supreme Court, and that Court has issued a stay, pending appeal, of the implementation of the trial court's order. A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A program has provided for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $87.2 million for 20 districts in FY 1996 (including $42.1 million for one), $113.2 million for 12 districts in FY 1997 (including $90 million to one for restructuring its prior loans), and $23.4 million for 10 districts in FY 1998.

    Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State.

    For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) Since inception for municipalities in 1979, these "fiscal emergency" procedures have been applied to 26 cities and villages; for 20 of them the fiscal situation was resolved and the procedures terminated (one city is in preliminary "fiscal watch" status). As of July 9, 1999, a school district "fiscal emergency" provision was applied to nine districts, and 10 were on preliminary "fiscal watch" status.

    At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

OHIO TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 43.85   $     0-128.95      19.5%       5.59     5.90     6.21     6.52     6.83     7.14     7.45     7.76
  43.85-105.95         0-128.95      33.0        6.72     7.09     7.46     7.84     8.21     8.58     8.96     9.33
                  128.95-193.40      34.0        6.82     7.20     7.58     7.95     8.33     8.71     9.09     9.47
 105.95-161.45         0-128.95      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
                  128.95-193.40      36.5        7.09     7.48     7.87     8.27     8.66     9.06     9.45     9.84
                  193.40-315.90      39.0        7.38     7.79     8.20     8.61     9.02     9.43     9.84     10.25
 161.45-288.35    128.95-193.40      42.0        7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
                  193.40-315.90      45.0        8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36
                    Over 315.90      42.02       7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
   Over 288.35    193.40-315.90      48.5        8.74     9.22     9.71     10.19    10.68    11.17    11.65    12.14
                    Over 315.90      45.03       8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                    FEDERAL
   FEDERAL          ADJUSTED       COMBINED
   TAXABLE           GROSS        STATE AND                       TAX-FREE ESTIMATED CURRENT RETURN
    INCOME           INCOME        FEDERAL      ----------------------------------------------------------------------
  (1,000'S)        (1,000'S)      TAX RATE1      4.50%    4.75%    5.00%    5.25%    5.50%    5.75%    6.00%    6.25%
--------------   --------------  ------------   -------  -------  -------  -------  -------  -------  -------  -------
$     0- 26.25   $     0-128.95      19.0%       5.56     5.86     6.17     6.48     6.79     7.10     7.41     7.72
  26.25- 63.55         0-128.95      31.5        6.57     6.93     7.30     7.66     8.03     8.39     8.76     9.12
  63.55-132.60         0-128.95      36.0        7.03     7.42     7.81     8.20     8.59     8.98     9.38     9.77
                  128.95-251.45      37.5        7.20     7.60     8.00     8.40     8.80     9.20     9.60     10.00
 132.60-288.35    128.95-251.45      42.5        7.83     8.26     8.70     9.13     9.57     10.00    10.43    10.87
                    Over 251.45      42.02       7.76     8.19     8.62     9.05     9.48     9.91     10.34    10.78
   Over 288.35      Over 251.45      45.03       8.18     8.64     9.09     9.55     10.00    10.45    10.91    11.36

------------------

    1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 48.51 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.23 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. The table does not reflect the Ohio joint filing credit, which has the effect of reducing the state tax rates by 5% to 20% of such rates for certain married taxpayers filing a joint return. The amount of this credit cannot exceed $650.00. The table does not reflect possible reductions in the state tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist.

    2 Combined Federal and state tax rate reverts to 40.80% after the 80% cap on the limitation on itemized deductions has been met.

    3 Combined Federal and state tax rate reverts to 44.13% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  UNDERTAKINGS:

    1. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Free Unit Trust, Series 1148 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt
Unit Trust (the former name of the Nuveen Tax-Free Unit Trust) for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)  that it has complied with Rule 460 under the Securities Act of 1933.


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1148 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on February 10, 2000.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1148
                                                             (Registrant)


                                          By JOHN NUVEEN & CO. INCORPORATED
                                                             (Depositor)


                                          By:  Anna R. Kuscinskis
                                          --------------------------------------
                                                             Vice President


                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )         February 10, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger were filed on March 20, 1997 as Exhibit P to Form N-8B-2 (File No. 811-08103) and for
Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 333-49197) filed on May 14, 1998.

1148


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between John
             Nuveen & Co. Incorporated, Depositor, and The Chase
             Manhattan Bank, Trustee (filed as Exibit 1.1 (a) to the
             Sponsor's Amendment to the Registration Statement on
             Form S-6 relating to Series 823 of the Fund [File
             No. 33-62325] filed on September 7, 1995 and incorporated
             herein by reference).
1.1(b)       Trust Indenture and Agreement.
1.2          Copy of Certificate of Incorporation, as amended, of John
             Nuveen & Co. Incorporated, Depositor (incorporated by
             reference to Form N-8B-2 [File No. 811-1547] filed on
             September 29, 1967 on behalf of Nuveen Tax-Exempt Unit
             Trust, Series 16).
1.3          Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated
             (incorporated by reference to Form N-8B-2 [File
             No. 811-2198] filed on April 11, 1985 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 37).
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (incorporated by reference to the
             Amendment to the Registration Statement on Form S-6 [File
             No. 33-62325] filed on September 7, 1995 on behalf of Nuveen
             Tax-Exempt Unit Trust, Series 823).